AB 3/16

*AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12014171

SEC Mail Processing Section

FEB 29 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67705

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Moelis & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

399 Park Avenue, 5th Floor
(No. and street)

New York (City) **New York** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Simon **212-883-3837**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) **New York** (City) **NY** (State) **10281** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/4/12

AFFIRMATION

I, Joseph Simon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Moelis & Company LLC for the year ended December 31, 2011, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Simon
Chief Financial Officer

Subscribed and sworn to before me
this 27th day of February 2012:

Notary Public

KAREN P. NG
Notary Public, State of New York
No. 01NG6070434
Qualified in Queens County
Commission Expires Mar. 4, 2014

SEC Mail Processing
Section

FEB 2 9 2012

Washington, DC
110

MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Moelis & Company LLC
New York, New York

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moelis & Company LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2012

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2011

Assets		
Cash and cash equivalents	$	82,334,738
Investments at fair value (cost basis $29,922,000)		29,999,400
Accounts receivable (net of allowance for doubtful accounts of $826,998)		10,641,196
Accrued revenue		3,853,378
Prepaid expenses		328,580
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $102,720)		135,200
Due from affiliates		710,331
Other assets		550,195
Total assets	$	128,553,018
Liabilities and member's capital		
Due to affiliates	$	70,168,928
Deferred revenue		1,497,917
Accounts payable and accrued expenses		2,843,565
Total liabilities		74,510,410
Member's capital		54,042,608
Total liabilities and member's capital	$	128,553,018

See Notes to Statement of Financial Condition

1. ORGANIZATION AND NATURE OF BUSINESS

Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), received authorization from the Dubai Financial Services Authority ("DFSA") to operate in Dubai as an authorized firm, and is a wholly-owned subsidiary of Moelis & Company Holdings LP ("Holdings"), a Delaware limited partnership.

On July 1, 2011, Moelis & Company Holdings LLC converted from a limited liability company to a limited partnership, renamed Moelis & Company Holdings LP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2011, the Company had $76,785,115 invested in a government securities money market fund held within a single financial institution. Additionally, the Company had cash of $5,549,623 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

Investments – Investments are reflected on the Statement of Financial Condition at fair value. The fair values assigned to the Company's investments are based upon available market information and may not represent the amount which is ultimately realized. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts. Accrued revenue is recorded for revenue earned, but not billed.

The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover any losses that may be incurred upon collection. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

Equipment and Leasehold Improvements – Equipment consists primarily of office equipment, computer equipment, and furniture and fixtures and is stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost less accumulated amortization, which is determined using the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the Statement of Financial Condition.

Revenue Recognition – The Company recognizes revenue as follows:

Investment Banking Revenue

Advisory Fees – The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Deferred revenue is recorded for fees received that have not yet been earned.

Underwriting Revenue – Underwriting revenue is recognized when the offering of an underwriting transaction is deemed complete.

Interest and Dividend Income – Interest and dividend income is recognized on an accrual basis.

Trading Gains on Investments – The Company holds its investments at fair value. Any increase or decrease in fair value and differences between the initial cost of investments and the settlement value of investments is recorded as a trading gain or loss on investments.

Equity-based Compensation –The Company recognizes the cost of employee services received in exchange for an equity instrument award. The cost is based on its grant-date fair value amortized over the service period required by the award's vesting terms.

Income Taxes – No provision for income taxes have been made as the Company is a single member LLC, which is a disregarded entity for tax purposes. Holdings, as the Company's sole member, is responsible for reporting income or losses to the extent required by federal, state and local income tax laws and regulations, resulting from its ownership interest in the Company.

Tax years from 2008 through 2010 are subject to examination by U.S. federal, state and local tax authorities. The Company has no open examinations as of December 31, 2011. The Company is organized as a limited liability company, which reports its income and expenses on an accrual basis. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

The Company will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on on-going analyses of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes, such changes in estimate will be

recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of income tax expense. For the year ended December 31, 2011, no such amounts were recognized.

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the financial statement, management makes estimates and assumptions regarding:

- Valuations of financial instruments;
- The adequacy of the allowance for doubtful accounts;
- Measurement of equity-based compensation; and
- Other matters that affect the reported amounts and disclosures of contingencies in the financial statement.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"). ASU 2011-04 provides amendments to ASC No. 820 "Fair Value Measurement", which results in a consistent definition of fair value and common requirements for measurement of and disclosure of fair value between U.S. GAAP and IFRS. Certain amendments clarify the FASB's intent about the application of existing fair value measurement requirements, while others change a particular requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this update are effective prospectively for annual periods beginning after December 15, 2011. The Company is currently assessing the impact of the adoption of this update on the Company's Statement of Financial Condition.

4. INVESTMENTS

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is impacted by a number of factors, including the type of investments, the characteristics specific to the investments, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed

derivatives. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include publicly-traded securities with restrictions on disposition or money market funds which are not actively traded.

Level 3 – Pricing inputs are unobservable for the investments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the above fair value hierarchy into which the Company's investments fall as of December 31, 2011:

	Total	Level 1	Level 2	Level 3
Government Money Market Fund	$ 76,785,115	$ -	$ 76,785,115	$ -
US Treasury Bills	29,999,400	29,999,400	-	-
Total cash equivalents and investments	$ 106,784,515	$ 29,999,400	$ 76,785,115	$ -

The Company's methodology for reclassifications impacting the fair value hierarchy is that transfers in / out of the respective category are reported at the fair value as of the beginning of the year in which the reclassification occurred. The changes in the Company's investments classified as Level 3 are as follows for the year ended December 31, 2011:

Balance, beginning of period	$ 1,080,000
Transfers out of Level 3 (1)	(1,080,000)
Balance, end of period	$ -

(1) The Company's Level 3 investment became publicly traded during the year and, as a result, was transferred out of Level 3 and into Level 1. Subsequent to the investment's initial public offering, the Company sold its position and no longer holds an investment in this entity as of December 31, 2011.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements, net at December 31, 2011, consist of the following:

	Useful lives	Amount
Office equipment	3 Years	$ 127,499
Furniture and fixtures	3 Years	6,042
Leasehold improvements	31 months	104,379
Total		237,920
Less accumulated depreciation and amortization		(102,720)
Equipment and leasehold improvements, net		$ 135,200

6. MEMBER'S CAPITAL

The total amount of capital contributions recorded by the Company for the year ended December 31, 2011 was $16,686,875 which represents non-cash contributions in connection with equity based compensation charged back through compensation and benefits in the service agreement.

For the year ended December 31, 2011, the Company distributed capital of $81,448,445 to Holdings.

7. RELATED-PARTY TRANSACTIONS

The Company entered into a services agreement ("Agreement") as of April 1, 2010 with Holdings, under which Holdings provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, office equipment and supplies, human resources, compensation, organizational and start-up services. As consideration for such services, Holdings charges the Company agreed-upon service fees, which have been determined based upon the parties' estimate of the value of the goods and services provided. Such fees are subject to periodic adjustment based on good faith negotiation between the parties, taking into consideration the relative costs and benefits of the services. The parties to the Agreement agree that the Company has no obligation to any third party for the services that Holdings provides. Holdings is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

As of December 31, 2011, due to affiliates includes $69,220,518 owed to Holdings primarily in connection with the services agreement. Additionally, the Company owes $107,000 to Moelis & Company Asia Limited in connection with transfer pricing and $841,410 to Moelis Australia Holdings in connection with its shared revenue agreement. Due from affiliates reflects $710,331 owed by Moelis & Company UK LLP ("UK LLP") in connection with transfer pricing and shared services. Transfer pricing reflects the allocation of value earned by multiple affiliated entities in cross border transactions.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company rents Dubai office space according to an operating lease with an expiration date of April 30, 2014.

The future minimum rental payments required under the operating lease in place at December 31, 2011 are paid biannually six months in advance as follows:

	Amount
2012	$ 132,060
2013	132,060
2014 and thereafter	-
Total	$ 264,120

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Legal –There are no legal actions pending or, to management's knowledge, threatened against the Company other than ordinary course of business actions that we believe will not have a material adverse effect on our business or financial statements.

9. REGULATORY REQUIREMENTS

During 2011, the Company changed its method of calculating the maintenance of minimum net capital under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) from the Aggregate Indebtedness Standard under Section (a)(1)(i) to the Alternative Standard under Section (a)(1)(ii). Under the new standard, the minimum net capital requirement is $250,000. At December 31, 2011, the Company had net capital of $89,361,896, which was $89,111,896 in excess of its required net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(i) of SEC Rule 15c3-3.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and, other than as described below, has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

In January and February 2012, the Company paid $55,550,000 and $29,714,259, respectively to Holdings in partial settlement of its outstanding payable.

In January 2012, the Company transferred its Dubai branch operations to a newly formed branch of UK LLP. Net assets associated with Dubai's operations of approximately $1,000,000 have been distributed to Holdings, which in turn contributed these assets to UK LLP. Beginning in January, all future Dubai operations will now fall under UK LLPs jurisdiction and will cease to exist at the Company. The transfer and new branch have been approved and licensed by the DFSA.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2012

Moelis & Company LLC
399 Park Avenue, 5th Floor
New York, New York 10022

In planning and performing our audit of the financial statements of Moelis & Company LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP